UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 23, 2005

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

“BBVA, S.A.”, pursuant to the provisions of article 82 of the Spanish
Market Act, proceeds by means of the present document to notify the following:

                                SIGNIFICANT EVENT

In connection with the buy back programme of BBVA shares announced by means of the significant event number 56415 on March 29, 2005, and pursuant to article
4.4. of Regulation (CE) Nº 2273/2003 of the European Commission, Banco Bilbao
Vizcaya Argentaria, S.A. announces that the company Corporación Industrial y de
Servicios, S.L., fully owned subsidiary of the group BBVA, has conducted the following trades in shares of  Banco Bilbao Vizcaya Argentaria, S.A. on
September 19, 20, 21  and 22, 2005:

Date       Buy/Sell Nº of shares Price
19/09/2005 Sell   90,417 13.96
19/09/2005 Sell  102,599 13.97
19/09/2005 Sell  121,984 13.99
19/09/2005 Sell   15,000 14.00
19/09/2005 Sell      958 14.01
20/09/2005 Sell   70,000 13.97
20/09/2005 Sell  150,000 13.98
20/09/2005 Sell  139,416 13.99
20/09/2005 Sell   70,584 14.00
20/09/2005 Sell   25,000 14.01
20/09/2005 Sell    9,690 14.02
21/09/2005 Sell  117,200 13.80
21/09/2005 Sell  180,000 13.82
22/09/2005 Sell  127,426 13.75
22/09/2005 Sell   30,000 13.91
22/09/2005 Sell  500,000 13.89
22/09/2005 Sell  500,000 13.88

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: September 23, 2005	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.